SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Form 6-K/A is being furnished solely to amend Exhibit 2 to the Form 6-K, entitled “Information in connection with the 6th issuance of debentures of Brasil Telecom S.A.,” or the Original Exhibit 2, as furnished by Brasil Telecom S.A. to the U.S. Securities and Exchange Commission on October 6, 2010, to modify the interest rate associated with the proposed issuance of debentures disclosed in the Original Exhibit 2.

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.300.29520-8

Publicly-Held Company

Information in connection with the 6th issuance of debentures of Brasil Telecom S.A. (“Company”), for purposes of Annex 15 of CVM Instruction No. 481 dated December 17, 2009:

a. Maximum amount of the issuance: R$500,000,000.00 (five hundred million reais).

b. Series: single series issuance.

c. Amount and face value: 468,124 (four hundred sixty eight thousand, one hundred twenty four) non-convertible single series debentures (“Debentures”), with a face value of R$1,000.00 (one thousand reais) per unit.

d. Use of proceeds: Corporate purposes, including payment of short-term debt.

e. Reasons for issuance and related effects: Capitalization of the Company through its wholly-owned subsidiary, Copart 5.

f. Payment: (i) the face value per unit of Debentures will not be updated; and (ii) interest on the face value per unit of Debentures will accrue at 103% of the DI over extragrupo rate, which is the accumulated variation of the average daily interbank deposits rate, expressed as a percentage, calculated and disclosed on a daily basis by CETIP, in the daily report available on its website (http://www.cetip.com.br) (“DI Rate”). Interest will be paid in full upon maturity of the Debentures.

g. Type and guarantees: Private, unsecured, non-convertible Debentures.

h. Term and conditions for maturity, amortization, redemption and acceleration: The issuance will mature 4,320 days from the date of issuance. The face value of the Debentures will be paid in full on the maturity date. The Company may at any time, at its discretion, conduct an offer for the advance redemption of the Debentures, in whole or in part, which will result in the cancelation of the Debentures. Such offer must be addressed to all debenture holders, without limitation, and the conditions for the redemption of the Debentures must be the same for all debenture holders, pursuant to the deed of issuance of Debentures, through payment of the face value of the Debentures, plus interest, calculated from the date of issuance to the payment date, without premium. In addition, certain events will trigger acceleration of the Debentures, which events will be defined and agreed upon among the Company and the banks coordinating the issuance, according to market and company practices.

i. Placement: the Debentures will be issued through a private placement.

j. Matters to be decided by the Board of Directors in the future: The Board of Directors will be granted powers to (i) carry out all the necessary measures to enter into such transaction and retain legal counsel, including but not limited to corporate acts and approval to amend, at any time, the amount and maturity date of the Debentures, and (ii) execute any and all necessary documents, including those necessary to cancel any balance of Debentures, currently or previously issued.

k. Trustee: Not applicable.

l. Risk rating: The Debentures will not be rated for risk.

m. Secondary market: Not applicable.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer